==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                                (Amendment No. 17)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                                Pennzoil Company
                            (Name of Subject Company)
                            ------------------------
                       Union Pacific Resources Group Inc.
                              Resources Newco, Inc.
                                    (Bidders)
                            ------------------------
                   Common Stock, par value $0.83 1/3 per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                   709903 10 8
                      (CUSIP Number of Class of Securities)
                            ------------------------
                           Joseph A. LaSala, Jr., Esq.
                  Vice President, General Counsel and Secretary
                       Union Pacific Resources Group Inc.
                                801 Cherry Street
                             Fort Worth, Texas 76102
                            Telephone: (817) 877-6000
                 (Name, Address and Telephone Number of Persons
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies To:

Howard L. Shecter, Esq.               Paul T. Schnell, Esq.
Morgan, Lewis & Bockius LLP           Skadden, Arps, Slate, Meagher & Flom LLP
101 Park Avenue                       919 Third Avenue
New York, NY 10178-0060               New York, NY 10022-3897
Telephone: (212) 309-6384             Telephone: (212) 735-3000
==============================================================================

         This Amendment No. 17 amends the Tender Offer Statement on Schedule 14D-1 filed on June 23, 1997 (the 'Schedule 14D-1') by Union Pacific Resources Group Inc., a Utah corporation ('UPR'), and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR (the 'Purchaser', and together with UPR, the 'Bidders'), with respect to Purchaser's offer to purchase up to 25,094,200 shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully-diluted basis, in each case together with the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), which were filed as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 10. Additional Information.

         The eighth paragraph in Section 11 of the Offer to Purchase is hereby deleted and the following paragraphs are inserted in lieu thereof:

                  Plans for Pennzoil. In connection with the Offer, UPR and Purchaser have reviewed and will continue to consider, on the basis of publicly available information, various possible business strategies to be pursued in the event that Purchaser acquires control of Pennzoil, whether pursuant to the Offer and the Proposed Merger or otherwise. Among other things, UPR is receiving unsolicited expressions of interest from third parties regarding possible acquisition and joint venture transactions involving certain assets of UPR and Pennzoil, and UPR plans to discuss with various entities the feasibility and desirability of entering into, and possible terms of, agreements for such transactions before or after consummation of the Offer. No decision has been made by UPR with regard to any such transactions.

                  UPR intends to conduct a detailed review of Pennzoil and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel to consider and determine what, if any, changes would be desirable in light of the circumstances that then exist. Such strategies could include, among other things, changes in Pennzoil's business, corporate structure, Restated Certificate of Incorporation, By-laws, capitalization, management or dividend policy.


Section 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

                  Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its reasonable discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if, in the reasonable judgment of Purchaser (i) at or prior to the Expiration Date any one or more of the Minimum Tender Condition or the Board Action Condition, has not been satisfied, (ii) the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated or (iii) at any time on or after June 23, 1997 and before the Expiration Date, any of the following events shall occur or shall be determined by Purchaser to have occurred:

                  (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i)(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by Federal securities laws and the Delaware Law (each as in effect on the date of this Offer to Purchase), in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser, UPR or any other affiliate of UPR or the consummation by Purchaser, UPR or any other affiliate of UPR of a merger or other similar business combination with Pennzoil, (B) seeking to obtain material damages or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or business combination, (ii) seeking to prohibit the ownership or operation by Purchaser, UPR or any other affiliate of UPR of all or any portion of the business or assets of Pennzoil and its subsidiaries or of Purchaser, UPR or any other affiliate of UPR or to compel Purchaser, UPR or any other affiliate of UPR to dispose of or hold separate all or any portion of the business or assets of Pennzoil or any of its subsidiaries or of Purchaser, UPR or any other affiliate of UPR or seeking to impose any limitation on the ability of Purchaser, UPR or any other affiliate of UPR to conduct such business or own such assets, (iii) seeking to impose or confirm limitations on the ability of Purchaser, UPR or any other affiliate of UPR effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser, UPR or any other affiliate of UPR on all matters properly presented to Pennzoil's stockholders, (iv) seeking to require divestiture by Purchaser, UPR or any other affiliate of UPR of any Shares, (v) seeking any material diminution in the benefits expected to be derived by Purchaser, UPR or any other affiliate of UPR as a result of the transactions contemplated by the Offer or any merger or other similar business combination with Pennzoil, (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect Pennzoil or any of its subsidiaries or Purchaser, UPR or any other affiliate of UPR or the value of the Shares or
                  (vii) in the reasonable judgment of Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Pennzoil or any of its subsidiaries;

                  (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Purchaser, UPR or any other affiliate of UPR or Pennzoil or any of its subsidiaries or
                  (ii) the Offer or any merger or other similar business combination by Purchaser, UPR or any other affiliate of UPR with Pennzoil, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the reasonable judgment of Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

                  (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Pennzoil or any of its subsidiaries that, in the reasonable judgment of Purchaser, is or may be materially adverse to Pennzoil or any of its subsidiaries, or Purchaser shall have become aware of any facts that, in the reasonable judgment of Purchaser, have or may have material adverse significance with respect to either the value of Pennzoil or any of its subsidiaries or the value of the Shares to Purchaser, UPR or any other affiliate of UPR;

                  (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, Canada or abroad, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States, Canada or abroad or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States, Canada or abroad that could, in the reasonable judgment of Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Pennzoil or any of its subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States or Canada currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor,
                  (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Canada or abroad, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the reasonable judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Canada or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

                  (e) Pennzoil or any of its subsidiaries shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to June 23, 1997, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to June 23, 1997, in accordance with the terms of such options as such terms have been publicly disclosed prior to June 23, 1997, shares of any other class of capital stock, other voting securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of Pennzoil (other than a regular cash quarterly dividend not in excess of $.25 per Shares, having customary and usual record and payment dates and, in the event the Rights are redeemed, the price of redemption thereof), (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of Pennzoil or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that in the reasonable judgment of Purchaser could adversely affect either the value of Pennzoil or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Purchaser, UPR or any other affiliate of UPR, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Pennzoil or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to June 23, 1997, or (xi) amended or authorized or proposed any amendment to, Pennzoil's Restated Certificate of Incorporation of Pennzoil's By-laws, or Purchaser shall become aware that Pennzoil or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to June 23, 1997;

                  (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including Pennzoil or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that (i) any person, entity (including Pennzoil or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of Pennzoil (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Pennzoil (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13G on file with the Commission prior to June 23, 1997, (ii) any such person, entity or group that prior to June 23, 1997, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of Pennzoil (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of Pennzoil (including the Shares),
                  (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving Pennzoil or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire Pennzoil or any assets or subsidiaries of Pennzoil;

                  (g) any approval, permit, authorization or consent of any Governmental Entity (including those described or referred to in Section 15) shall not have been obtained on terms satisfactory to Purchaser in its reasonable discretion; or

                  (h) Purchaser shall have reached an agreement or understanding with Pennzoil providing for termination of the Offer, or Purchaser, UPR or any other affiliate of UPR shall have entered into a definitive agreement or announced an agreement in principle with Pennzoil providing for a merger or other business combination with Pennzoil or the purchase of stock or assets of Pennzoil;

         which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, UPR or any other affiliate of UPR) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

         The foregoing conditions are for the sole benefit of Purchaser and UPR and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its reasonable discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

The Offer to Purchase is further amended to: (i) change all references throughout to the "sole discretion" or "sole judgment" of the Purchaser with respect to the conditions to the Offer to the "reasonable discretion" or "reasonable judgment" of the Purchaser, as the case may be; and (ii) to provide that Purchaser cannot assert any of the conditions set forth in Section 14 (other than the expiration of the waiting period under the HSR Act) after the Expiration Date.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   UNION PACIFIC RESOURCES GROUP INC.

                                   By: /s/ JOSEPH A. LASALA, JR.
                                      ------------------------------------------
                                   Name: Jospeh A. LaSala, Jr.
                                   Title:  Vice President, General Counsel
                                           and Secretary

                                   RESOURCES NEWCO, INC.


                                   By: /s/ JOSEPH A. LASALA, JR.
                                      ------------------------------------------
                                   Name: Jospeh A. LaSala, Jr.
                                   Title:  Vice President, General Counsel
                                           and Secretary

Dated: August 8, 1997